UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CORONADO BIOSCIENCES, INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

21976U109
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a.            ☐   Rule 13d-1(b)
b.            ☒  Rule 13d-1(c)
c.            ☐   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21976U109

1.	Names of Reporting Persons. Mr. Daryl Katz
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)

3.	SEC Use Only
4.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,001,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,001,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,001,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 8.6%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 21976U109

1.	Names of Reporting Persons. DAK Capital Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)

3.	SEC Use Only
4.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,001,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,001,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,001,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 8.6%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 21976U109

1.	Names of Reporting Persons. DAK Investments (US) Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)

3.	SEC Use Only
4.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,001,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,001,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,001,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 6.5%
12.	Type of Reporting Person (See Instructions) CO

Item 1.

(a) Name of Issuer

Coronado Biosciences, Inc. (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices

24 New England Executive Park, Suite 105, Burlington, Massachusetts 01803

Item 2.

(a) Name of Person Filing

Mr. Daryl Katz (“Mr. Katz”)
DAK Capital Inc. (“DAK”)
DAK Investments (US) Corp. (“DAK US”, and together with DAK and Mr. Katz, the “Reporting Persons”).

(b) Address of Principal Business Office or, if none, Residence

The principal business address of each Reporting Person is: 1702 Bell Tower, 10104 -103 Avenue
Edmonton, AB , Canada  T5J 0H8

(c) Citizenship

Mr. Katz is a citizen of Canada
DAK is a corporation formed under the laws of Alberta, Canada
DAK US is a corporation formed under the laws of Minnesota

(d) Title of Class of Securities

Common Stock, $0.001 par value per share, of the Issuer (the “Common Stock”).

(e) CUSIP Number

21976U109

Item 3.       If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.       Ownership.

(a), (b) and (c):

Reference is hereby made to Items 5 – 9 and 11 of pages 2 – 4 of this Schedule, which Items are incorporated by reference herein.

The Common Stock to which this Schedule relates (the “Securities”) are owned of record as follows: (i) 1,000,000 shares by DAK; and (ii) 3,001,000 shares by DAK US. Mr. Katz owns no shares of Common Stock of record.

Mr. Katz is the sole equity owner of DAK, and DAK is the sole equity owner of DAK US.

Mr. Katz, as owner and President of DAK and President of DAK US may be deemed to beneficially own the Securities owned of record by DAK and DAK US for the purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), insofar as he may be deemed to have the power to direct the voting or disposition of those Securities.

DAK, as owner of DAK US, may be deemed to beneficially own the Securities owned by DAK and DAK US for the purposes of Rule 13d-3 of the Act, insofar as it may be deemed to have the power to direct the voting or disposition of those Securities.

Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that Mr. Katz, DAK or DAK US is, for any other purpose, the beneficial owner of any of the Securities, and each of Mr. Katz, DAK and DAK US disclaim beneficial ownership as to the Securities, except to the extent of his or its pecuniary interests therein.

The calculation of percentage of beneficial ownership in item 11 of pages 2 – 4 was derived from (i) the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2014, in which the Issuer stated that the number of shares of Common Stock outstanding as of November 5, 2014 was 44,312,193 shares plus (ii) the Issuer’s Form 8-K filed with the Securities and Exchange Commission on November 10, 2014, in which the Issuer stated that on November 6, 2014 it sold 2,175,000 shares of Common Stock.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2015

/s/ Mr. Daryl Katz
Mr. Daryl Katz

DAK CAPITAL INC.

	By:	/s/ Mr. Daryl Katz
Mr. Daryl Katz, President

DAK INVESTMENTS (US) CORP.

	By:	/s/ Mr. Daryl Katz
Mr. Daryl Katz, President

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